UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RUBIO’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

78116B102

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Richard J. Welch, Esq. Bingham McCutchen LLP 355 South Grand Avenue, 44th Floor Los Angeles, CA 90071 (213) 680-6499

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102

1	Name of Reporting Persons LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) PN

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

1	Name of Reporting Persons LEVINE LEICHTMAN CAPITAL PARTNERS IV-AMICUS FUND, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) PN

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

1	Name of Reporting Persons LLCP PARTNERS IV GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) OO

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

1	Name of Reporting Persons LEVINE LEICHTMAN CAPITAL PARTNERS, INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

1	Name of Reporting Persons ARTHUR E. LEVINE

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

1	Name of Reporting Persons LAUREN B. LEICHTMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,166,212 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,166,212 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,212 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1) Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Letter Agreement described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2) Based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 28, 2009.

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CUSIP No. 78116B102

Item 1.	Security and Issuer.
(a)	Name of Issuer:
RUBIO’S RESTAURANTS, INC., a Delaware corporation (the “Company”)
(b)	Address and Principal Executive Offices of the Company:
1902 Wright Place, Suite 300 Carlsbad, CA 92008
(c)	Title of class of Equity Securities:
Common stock, par value $0.001 per share (the “Common Stock”)

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners IV, L.P., a Delaware limited partnership (the “Partnership”), Levine Leichtman Capital Partners IV-Amicus Fund, L.P. (the “Amicus Fund”), LLCP Partners IV GP, LLC, a Delaware limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the Amicus Fund, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  The principal place of business of each Reporting Person is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

(a)       PARTNERSHIP:

The Partnership is a limited partnership formed under the laws of the state of Delaware.  The principal business of the Partnership is to see long-term capital appreciation, as well as current income, by indentifying, acquiring, holding, financing, refinancing and disposing of public and private securities, independently or with others, and engage in related activities.

(b)       AMICUS FUND:

The Amicus Fund is a limited partnership formed under the laws of the state of Delaware.  The principal business of the Amicus Fund is to see long-term capital appreciation, as well as current income, by indentifying, acquiring, holding, financing, refinancing and disposing of public and private securities, independently or with others, and engage in related activities.

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(c)       GENERAL PARTNER:

The General Partner is the sole general partner of the Partnership and of the Amicus Fund.  The principal business of the General Partner is to act as the general partner of the Partnership and the Amicus Fund and to manage, control and operate the Partnership and the Amicus Fund.

(d)       CAPITAL CORP.:

Capital Corp. is the sole manager of the General Partner.  The principal business of Capital Corp. is to manage the General Partner and to serve as general partner or manager of entities that serve as the general partners of certain other investment funds.

(e)       MR. LEVINE:

Mr. Levine is a director, the President and a shareholder of Capital Corp.  The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp.  Mr. Levine is a citizen of the United States of America.  Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

(f)        MS. LEICHTMAN:

Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp.  The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp.  Ms. Leichtman is a citizen of the United States of America.  Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may also be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Act.  To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 13, 2009, Capital Corp. entered into the Letter Agreement (as defined in Item 4 hereof) with the Alex Meruelo Living Trust, Alex Meruelo, Luis Armona and Meruelo Enterprises, Inc. (collectively, the “Meruelo Group”).  According to information provided by the

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Meruelo Group, its members collectively beneficially own an aggregate of 1,166,212 shares of Common Stock.  The Letter Agreement contains certain provisions relating to the voting and disposition of shares of Common Stock beneficially owned by the Meruelo Group.  The Reporting Persons have not purchased any shares of Common Stock pursuant to the Letter Agreement, and thus no funds have been used by the Reporting Persons for any such purpose.  See Items 4 and 6 hereof.

Item 4.	Purpose of Transaction.

On October 13, 2009, Capital Corp. entered into a letter agreement, dated October 13, 2009 (the “Letter Agreement”), with the members of the Meruelo Group.  A copy of the Letter Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.  In connection with entering into the Letter Agreement, on October 13, 2009, Capital Corp. and the Meruelo Group jointly submitted a letter (the “Proposal Letter”) to the Company outlining a proposal by which the Partnership or an affiliate thereof (“LLCP”) and the Meruelo Group would acquire 100% of the outstanding Common Stock of the Company (excluding the shares of Common Stock held by the Meruelo Group) for a cash purchase price of $8.00 per share, or an aggregate purchase price of approximately $70.9 million (the “Transaction”).  The Proposal Letter is attached as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.  In the Proposal Letter, LLCP and the Meruelo Group requested that the Company enter into a proposed exclusivity agreement (the “Proposed Exclusivity Agreement”) on or before October 20, 2009, pursuant to which the Company would not, among other things, solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company’s securities until the earlier of 45 days after it enters into the Proposed Exclusivity Agreement or the date on which a definitive agreement with respect to the Transaction is entered into.  The Proposed Exclusivity Agreement is filed as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.  Along with the Proposal Letter, LLCP and the Meruelo Group also submitted to the Company a proposed initial draft Agreement and Plan of Merger (the “Draft Merger Agreement”) for its consideration.  There are no binding agreements between the Reporting Persons and the Company with respect to the Transaction.

LLCP and the Meruelo Group will provide all of the capital needed to close the proposed Transaction other than cash to be provided by the Company. The anticipated source of funds for the Transaction (including estimated expenses of approximately $3.9 million) include (i) approximately $13.3 million in cash from the Meruelo Group, (ii) approximately $3.9 million  in cash from LLCP, (iii) approximately $52.5 million in senior and senior subordinated loans from LLCP (collectively, the “Loans”) (See Item 6), and (iv) approximately $5.1 million in funds that will be provided by the Company in the form of cash on hand at the closing of the Transaction.  The anticipated principal terms of the Loans are set forth as Annex A and Annex B to the Letter Agreement.

Pursuant to the terms of the Draft Merger Agreement, if consummated as proposed, the Common Stock will be delisted from the NASDAQ Global Market and deregistered under the Act and the Company’s board of directors will be reconstituted upon the closing of the Transaction.

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Except for the Reporting Persons’ plans and proposals as set forth in the Proposal Letter, the Letter Agreement, the Proposed Exclusivity Agreement, and in the Draft Merger Agreement as described above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)           As a result of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of shares of Common Stock held by the Meruelo Group.  Based upon information provided by the Meruelo Group, as of October 13, 2009 its members collectively held an aggregate of 1,166,212 shares of Common Stock, which constitutes approximately 11.6% of the Company’s outstanding shares of Common Stock (based upon 10,035,077 shares outstanding as of July 30, 2009, as reported in the Company’s Form 10-Q for the quarterly period ended June 28, 2009).  Other than as described in this Schedule 13D, none of the Reporting Persons beneficially owns or has any right to acquire, directly or indirectly, any shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

The Reporting Persons and the Meruelo Group may be deemed to be a group within the meaning of Section 13(d)(3) of the Act.  The Meruelo Group and the Reporting Persons have each elected to make their own individual filing of a Schedule 13D with respect to the anticipated Transaction.  As such, the information with respect to the Meruelo Group in this Schedule 13D is limited to the information that the Reporting Persons know or have reason to know.

(b)           As a result of the Letter Agreement, the following persons and entities may be deemed to share with the Meruelo Group voting and dispositive power with respect to the 1,166,212 shares of Common Stock held by the Meruelo Group: (i) each of the Partnership and the Amicus Fund; (ii) the General Partner (by virtue of being the sole general partner of the Partnership and the Amicus Fund); (iii) Capital Corp. (by virtue of being the manager of the General Partner); and (iv) each of Mr. Levine and Ms. Leichtman (by virtue of being the sole directors and shareholders, and executive officers, of Capital Corp.

(c)           Other than as described in this Schedule 13D, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past 60 days.

(d)           Not applicable.

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(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 13, 2009, Capital Corp. and the Meruelo Group entered into the Letter Agreement.  The Letter Agreement sets forth the capital structure and mechanics of the proposed Transaction, and under the terms thereof the Meruelo Parties and LLCP will provide all of the capital needed to close the Transaction other than cash to be provided by the Company.  Pursuant to the terms of the Letter Agreement, it is anticipated that a new corporate holding entity (“Holdco”) will be formed, and that Holdco will form a wholly owned subsidiary (“Acquisition Co.”) to acquire 100% of the outstanding capital stock of the Company (excluding the shares of Common Stock held by the Meruelo Group).  At the closing of the Transaction, it is anticipated that Acquisition Co. will merge with and into the Company with the Company as the surviving entity, which at that time will be 100% owned by Holdco.

Pursuant to the Letter Agreement, in connection with the closing of the Transaction, (i) the Meruelo Parties will contribute at least 1,166,212 shares of Common Stock to Holdco, (ii) LLCP will make the Loans of $52.5 million to Acquisition Co., (iii) the Meruelo Group will purchase equity interests in Holdco for approximately $13.3 million in cash, (iv) LLCP will purchase 13.15% of the fully-diluted equity of Holdco for approximately $3.9 million in cash, and (v) LLCP will be issued an additional 9.85% of the fully-diluted equity of Holdco in partial consideration of the issuance of the Loans.  Following the consummation of the Transaction, the Meruelo Group and LLCP will own 77% and 23%, respectively, of the fully-diluted equity of Holdco.

The Meruelo Group agreed in the Letter Agreement to vote the shares of Common Stock of the Company that they beneficially own in favor of, among other things, the approval of the Transaction and against, among other things, any action that could reasonably be expected to interfere with the consummation of the Transaction until the earlier of the time at which (i) the Transaction is consummated or (ii) the Letter Agreement is terminated.   Additionally, the Letter Agreement provides that the Meruelo Group must pay LLCP certain fees and expenses in the event that the Company is acquired without financing from LLCP or in certain other instances in which the Meruelo Group sell or otherwise dispose of their Common Stock.  The Letter Agreement further provides that, unless or until the Transaction is consummated or the Letter Agreement is earlier terminated in accordance with its terms, the Meruelo Group will not sell or otherwise dispose of any shares of Common Stock except as contemplated by the Letter Agreement or if consented to in writing by LLCP.  The Meruelo Group further agreed in the Letter Agreement to reimburse LLCP for certain of its transaction expenses regardless of whether the Transaction is consummated.

The disclosure in Item 4 of this Schedule 13D regarding the Proposal Letter, the Proposed Exclusivity Agreement and the Draft Merger Agreement are incorporated herein by reference.

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Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

10.1

Letter Agreement, dated October 13, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group (incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed with the Commission on October 15, 2009 by Alex Meruelo Living Trust and certain other reporting persons (the “Meruelo Schedule 13D/A”)

10.2	Proposal Letter submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.2 of the Meruelo Schedule 13D/A)
10.3

Proposed Exclusivity Agreement submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.3 of the Meruelo Schedule 13D/A)

99.1

Joint Reporting Agreement, dated October 21, 2009, among Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 21, 2009

LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P., a Delaware limited partnership

By:	LLCP Partners IV GP, LLC, a Delaware limited liability company, its General Partner

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS IV-AMICUS FUND, L.P., a Delaware limited partnership

By:	LLCP Partners IV GP, LLC, a Delaware limited liability company, its General Partner

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC, a Delaware limited liability company

By:	Levine Leichtman Capital Partners, Inc., a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

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LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

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EXHIBIT INDEX

Exhibit	Description

99.1

Joint Reporting Agreement, dated October 21, 2009, among Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman